UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549






      November 10, 2004

Via U.S. Mail and Facsimile

Patrick A. Milberger, Esq.
Senior Vice President
Knoll, Inc.
1235 Water Street
East Greenville, PA 18041

Re:	Knoll, Inc.
	First Amendment to Registration Statement on Form S-1
	File No. 333-118901
	Filed October 22, 2004

Dear Mr. Milberger:

We have reviewed your filing and have the following comments. Please note that we have limited our review to transactional matters. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your responses to comments 2-4 in your October 22 letter.
We remind you that we may have additional comments based on this information.

Prospectus summary, page 1

2. It appears to us that you should balance your disclosures related to debt reductions during the period 2001 to 2003 to also disclose the increase in debt during 2004. In addition, we were unable to reconcile the amount of the debt reduction you disclose with the disclosures under Selected Financial Data.

3. We reiterate portions of prior comments 5 and 10. Your summary is lengthy and focuses substantially on positive aspects of your strengths and strategies with little notice given to potentially negative or risky factors. For example, you repeat paragraphs of positive information that are contained in your Business section, but only cross-reference a single relevant risk factor. You discuss your recent results and the fact that your industry has suffered a sales decline, but you do not discuss your historical results to illustrate how your company has been affected by this decline. Please review and revise your summary to present relevant balancing information with equal prominence to the favorable information you include.

Risk factors, page 10

4. The following risk factor discussions appear generic or repetitive, or appear to be speculative at this time:

* Our product sales are tied to macroeconomic factors ... page 10
o Note also that this risk is unclear because you state that the industry appears to be recovering from economic factors at this time.

* Because we face significant competition ... page 10

* Our strategy to achieve growth ... page 10

* We may not be able to manage our business ... page 11
o Note also that this risk is unclear because you state that you have employment agreemenst with key executives and you are not aware of any planned departures.

* An interruption of manufacturing operations ... page 14
o This disclosure does not clearly express the risk that your manufacturing operations would be interrupted. It only discusses the consequences of an interruption and is therefore somewhat speculative.

* We may incur expenses for product defects ... page 15
o This disclosure does not express the risk that your liability for product defects would exceed your insurance coverage or the risk that you would have a large number of defective products. It only discusses the consequences to you if either of these hypothetical circumstances came to pass and is therefore somewhat speculative.

* Changes in regulatory requirements and industry standards ...
page
15

* Economic, political and other risks ... page 15
o To give readers a more meaningful sense of this risk, please briefly describe where you do business internationally.

* We may not be able to pay dividends ... page 18
o It is unclear why a failure to pay dividends is a factor that makes this offering speculative or risky.

Please revise them to clearly and succinctly describe the risk, or relocate these disclosures to another part of the prospectus.

5. Please review and revise your risk factors to avoid generic conclusions that the risk would have a material adverse effect on your business.

We are highly leveraged, and ..., page 12

6. Please state clearly the maximum amount of additional debt you can incur.

Management`s discussion and analysis of financial condition, page
24

	Overview, page 24

7. We note your responses to prior comments 19 and 22. Based on the significant impact that raw material price increases had on interim results, it appears to us that in your Overview you should address the risks of additional price increases of raw materials and the pricing pressures you face, including your expectations regarding the impact of current trends.

Critical accounting policies, page 25

8. We note your revised disclosures in response to prior comment
16.
Under SFAS 142, the approach and assumptions used in testing goodwill and trademarks, an indefinite-lived intangible asset, for impairment should not be the same. Please revise your disclosures to discuss the method and specific assumptions used to evaluate whether trademarks are impaired. Refer to paragraphs 17, 23-25 and B62-B66 of SFAS 142 for guidance.

Results of operations, page 31

9. We repeat comment 17 from our October 8 letter. Expand your MD&A to provide context for the reader to understand each change in results in the current period versus the prior period. Provide a context within which a reader can discern the importance of each reason for each material change in a line item. For example, please discuss why your sales increased in the most recent quarter, why your office systems sales decreased, why your seating sales increased, etc.

Liquidity and capital resources, page 33

10. We note your response to prior comment 25. Please revise your disclosures to provide a comprehensive discussion of your liquidity position as of September 30, 2004. Please refer to Item 303(B)(1) of
Regulation S-K.

Contractual obligations, page 35

11. Please revise the totals in your tabular presentation so that they are accurate. None of the totals appears to be accurate.

Business, page 39

12. In connection with your response to comment 31 in your October
22
letter, please disclose the market share that you believe you have in the context of your statement that you are a "leading" designer and manufacturer of office furniture products. This appears to be the only concrete measure by which you have made this determination. It is unclear why items such as design excellence, a collaborative culture, and lean, agile operating structures would necessarily render you "leading," from an investor`s point of view, in your industry.

13. Please discuss in more detail the increasing materials prices trend you are facing.

14. We note your response to prior comment 34. We believe that since you have identified risks in obtaining raw materials that relate to the fact that you obtain them from overseas, you must identify the primary countries from which you procure these materials so that investors can assess the magnitude of this risk. If instead you believe that the ability to source materials from various locations worldwide makes the fact that you obtain materials from overseas an immaterial risk, then you should delete that risk factor.

Management, page 56

15. Please name all the directorships that members of management hold in other public companies. For example, please add disclosure about the positions Mssrs. Kruse and Lee hold with the Polypore Inc.
family
of companies.

Underwriting, page 78

16. Please add to the document your response to comment 44 in your October 22 letter.

Knoll, Inc. consolidated financial statements for the year ended
December 31, 2003

		11.  Contingent liabilities and commitments

17. We note your response to prior comments 56 and 57 and your revised disclosures. For legal claims and environmental matters, we note that you do not "expect" them to have a material adverse effect on your financial position, results of operations, or cash flows. Please tell us whether your use of the phrase "do not expect" is an expression of your personal opinion regarding the merits of the claims against you or an expression of the probability of a material adverse effect. Please clarify your disclosure regarding whether management believes these claims and matters are remote, reasonably possible, or probable. Furthermore, please confirm to us that reasonably possible losses in excess of amounts already recognized for lawsuits, claims or proceedings, and environmental matters, individually and in the aggregate, are not material. Otherwise, please include the required disclosures under SFAS 5 and SAB Topic 5:Y.

18. We note your response to prior comment 58. Please revise your disclosures in the annual and interim financial statements to provide the information required by paragraph 14.b. of FIN 45, or disclose that changes in reserves to pre-existing warranties were not material in each period.

   19.  Segment and geographic region information

19. We note your response to prior comment 62. Please confirm to us that operating income by geographic location is not available and is not provided to your CODM.

20. We note your response to prior comment 63.  Paragraph 36 of
SFAS
131 states that the information required by paragraph 37 of SFAS
131
applies to all enterprises subject to SFAS 131, including those that have one reportable segment. It continues to appear to us that office systems, seating, files and storage, desks, and casegoods are different product lines that require separate sales disclosure regardless of whether you operate your business by product line.

Knoll, Inc. consolidated financial statements for the nine months ended September 30, 2004

		Note 9.  Stock plans

21. We note your responses to prior comments 61 and 64. Please tell us the following information regarding your determination of the fair value of your common stock as of December 31, 2003, March 31, 2004 and June 30, 2004:

* Why the fair value of your common stock declined in 2003 and 2004.

* The material assumptions used in the market and income approaches.
Please confirm that these assumptions are consistent with the assumptions used to estimate whether goodwill was impaired. If different assumptions were used, please advise as to the differences and explain why it was reasonable to use different assumptions.

* The anticipated offering price or range.

* Whether Murray Devine & Co., Inc. performed a valuation as of September 30, 2004. If they did, tell us the estimated fair value of your common stock on that date, and tell us if the valuation was performed using the same approaches and assumptions that were previously used. If different approaches and/or assumptions were used, explain the reasons for the differences.

Closing comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey Houser at (202) 824-1989 or Anne McConnell at
(202) 942-1795 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda
Gordon at (202) 942-1945 with any other questions.



Sincerely,



Pamela Long
Assistant Director

cc:	Michael A. Schwartz, Esq., Willkie Farr & Gallagher LLP

Knoll, Inc.
October 8, 2004
Page 8